ROSA A. TESTANI
212.872.8115/fax: 212.872.1002
rtestani@akingump.com

April 27, 2011

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Re:	Delta Tucker Holdings, Inc.

DynCorp International Inc.

Registration Statement on Form S-4

Dear Ladies/Gentlemen:

On behalf of DynCorp International Inc. (the “Company”), its parent, Delta Tucker Holdings, Inc., and the subsidiary guarantors, we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, a Registration Statement on Form S-4 (the “Registration Statement”), covering $455,000,000 aggregate principal amount of 10.375% Senior Notes due 2017 (“Senior Notes”) which will be offered by the Company in exchange for $455,000,000 aggregate principal amount of the Company’s outstanding 10.375% Senior Notes due 2017 which were issued in a private offering under Rule 144A and Regulation S. The Company has transmitted $52,825.50 by wire transfer to pay the applicable registration fee determined pursuant to Rule 457 of the Securities Act.

If any questions should arise in the course of your review of the enclosed Registration Statement, please call me at (212) 872-8115 or, in my absence, James Wallick at (212) 872-8043.

Sincerely,

/s/ Rosa A. Testani
Rosa A. Testani

Enclosures

cc:	Gregory S. Nixon